NO act



DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2007





Jack P. Drogin, Esq.
Morgan Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: **Request for Exemption from Rule 10b-10(a) for Wachovia Securities**

Dear Mr. Drogin:

P.E. 4-25-07

Based on the facts and representations set forth in your letter of April 25, 2007, we find that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grant, an exemption, pursuant to Rule 10b-10(f) under the Securities Exchange Act of 1934 ("Exchange Act"), from the trade-by-trade confirmation delivery requirements of Rule 10b-10(a) so that Wachovia Securities, LLC -01 ("WSLLC") and its affiliate, Wachovia Securities Financial Network, LLC ("WSFN"), both registered broker-dealers, may send Program Clients (as defined in your letter), who have requested them, periodic statements not less often than quarterly, in lieu of trade-by-trade confirmations. The periodic statements will contain all of the information required by Rule 10b-10 for transactions in securities effected by WSLLC and WSFN for Program Clients in their accounts during the applicable period.

This exemption is subject to the following conditions:

1. WSLLC and WSFN will provide all Program Clients, at or prior to account opening, and at least annually thereafter offer to provide, a brochure describing the products, services, and fees of the Programs (as defined in your letter), in accordance with Rule 204-3 under the Investment Advisers Act of 1940.

2. WSLLC and WSFN will develop a form of written or electronic consent that will be prominent, clear and easily understandable for Program Clients who request not to receive trade-by-trade confirmations and, in lieu thereof, receive a periodic statement that contains the same information that would have been in the trade-by-trade confirmation for each transaction. New Program Clients will elect to receive a periodic statement in lieu of trade-by-trade confirmations by initialing a separate signature line specifically providing for such consent (or by executing a

separate electronic consent to receive periodic statements in lieu of trade-by-trade confirmations), contained in the client's account opening documentation.

3. Program Clients electing to receive periodic statements in lieu of trade-by-trade confirmations will be able to later change their minds and request, for no additional cost, trade-by-trade confirmations for any transaction since the date of the last periodic statement, as well as for all subsequent transactions. WSLLC and WSFN will also inform their respective Program Clients that they may request, for no additional fee, trade-by-trade confirmations for previous transactions effected for up to a one-year period preceding the last periodic statement.

4. WSLLC and WSFN will send all information required by Rule 10b-10 to Program Clients in a periodic statement on at least a quarterly basis.

5. Program Clients will have access to either WSLLC's or WSFN's website, as applicable, and will be able to view, in no event later than the next business day after trade date (T+1), all information required by Rule 10b-10. Program Clients will also be able to obtain all information required by Rule 10b-10 either by telephoning their respective account representatives or by requesting the trade-by-trade confirmation for the particular transaction.

6. WSLLC and WSFN will each continue to generate and send trade-by-trade confirmations to those Program Clients who do not elect to receive periodic statements in lieu of trade-by-trade confirmations.

7. WSLLC and WSFN will each continue to generate and retain, in accordance with Exchange Act Rules 17a-3 and 17a-4, trade-by-trade confirmations for Program Clients who elect to receive periodic statements in lieu of trade-by-trade confirmations.

8. Neither WSLLC nor WSFN will require or request that their respective Program Clients elect not to receive trade-by-trade confirmations, but each will make information available on how such clients will be able to make such an election. WSLLC and WSFN client communications will inform existing and new Program Clients about their ability to receive confirmations on a trade-by-trade basis or in periodic statements, but will not suggest which choice is better. Such client communications also will inform Program Clients that, if interested, they should contact a WSLLC or WSFN representative, as applicable, to obtain more information or to obtain a copy of a written or electronic consent to request a periodic statement in lieu of trade-by-trade confirmations. These client

communications will not suggest that such an election is required for Program accounts or that the clients will incur additional costs if they do not elect to receive periodic statements in lieu of trade-by-trade confirmations.

9. Consistent with the wrap fee program concept of an all inclusive fee, except in rare circumstances that would have been previously disclosed to Program Clients, neither WSLLC nor WSFN will charge Program Clients a mark-up, mark-down or commission for effecting transactions, and no Program Client will be charged a sales load in connection with transactions in mutual fund shares.[1]

This exemption from Rule 10b-10 is based solely upon the representations you have made and is limited strictly to the facts and conditions described above and in your letter. In the event that a material change occurs with respect to any of the facts or representations presented, periodic statements should be discontinued and the use of trade-by-trade confirmations should be reinstated for the transactions described above pending presentation of the facts for our consideration. The staff of the Division of Market Regulation expresses no view with respect to other questions that the Programs may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account statements or confirmations.

Finally, we note that since clarifying the scope of relief in the Letter re: *Money Management Institute, Securities Industry Association* (August 23, 1999),[2] we have provided exemptive relief pursuant to Rule 10b-10(f) from the trade-by-trade confirmation delivery requirements of Rule 10b-10(a) to firms that are dually registered as broker-dealers and investment advisers ("Dual Registrants") complying with conditions similar to those outlined above.[3] With the additional experience we have gained in this area, and in light of the relief granted to WSLLC and WSFN above, we believe that it is appropriate to extend the relief granted herein to all Dual Registrants offering programs in which they act as a fiduciary in managing their clients' funds on a discretionary basis, provided they satisfy the conditions outlined above.[4] Requests for

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1 In the event WSLLC or WSFN acts as principal in a transaction or charges a commission for effecting a transaction or a sales load in connection with a mutual fund transaction, the broker-dealer will send a trade-by-trade confirmation in connection with the transaction.

2 *See* Letter re: *Morgan Keegan & Co., Inc.* (April 21, 2005) (noting that the conditions upon which the relief in *Money Management Institute, Securities Industry Association* was granted make it clear that the relief is available only to broker-dealer sponsors that do not also serve as investment adviser for the wrap fee program).

3 *See* Letter re: *William Blair & Company L.L.C.* (June 10, 2005); Letter re: *Wachovia Securities* (August 15, 2006); and Letter re: *FSC Securities Corporation* (January 30, 2007).

relief that cannot meet these criteria will continue to be considered upon request, on a case-by-case basis.

For the Commission, by the
Division of Market Regulation
Pursuant to delegated authority,[5]



Brian A. Bussey
Assistant Chief Counsel

[4] For purposes of satisfying these conditions, the Dual Registrant would be considered "WSLLC and WSFN," the particular clients of that Dual Registrant would be considered the "Program Clients," and the particular programs offered by that Dual Registrant in which it acts as a fiduciary in managing its clients' funds on a discretionary basis would be considered the "Programs." Dual Registrants that act as fiduciaries in managing their clients' funds on a discretionary basis and satisfy the conditions outlined above, except for condition 9, would need to send periodic statements on at least a monthly, not quarterly, basis.

[5] 17 CFR 200.30-3(a)(32).

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Jack P. Drogin
Of Counsel
202.739.5380
jdrogin@morganlewis.com

April 25, 2007

Ms. Catherine McGuire
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Exemption from Rule 10b-10(a) for Wachovia Securities

Dear Ms. McGuire:

On behalf of Wachovia Securities, LLC ("WSLLC") and Wachovia Securities Financial Network, LLC ("WSFN") (together, "Wachovia Securities"), we request an exemption, pursuant to Rule 10b-10(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), from the trade-by-trade confirmation delivery requirements of Rule 10b-10(a) for securities transactions in the accounts of the respective clients of each of WSLLC and WSFN in the FundSource and Wachovia Compass Advisory Programs, as well as any future wrap fee programs in which WSLLC or WSFN acts as a fiduciary in managing their clients' funds on a discretionary basis, that comply with the conditions below (collectively, "Program Clients"). WSLLC and WSFN request this relief to permit them to send requesting Program Clients, in lieu of trade-by-trade confirmations, a periodic statement not less often than quarterly that contains all of the information required by Rule 10b-10(a).

WSLLC and WSFN are affiliated broker-dealers registered with the Securities and Exchange Commission ("Commission") under Section 15(b) of the Exchange Act. WSLLC is a member of all principal national securities exchanges and the NASD, Inc. ("NASD"), and WSFN is a member of the NASD. WSLLC and WSFN are also affiliated investment advisers, each registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). As registered investment advisers, each of WSLLC and WSFN are fiduciaries for their respective Program Clients.

The FundSource and Wachovia Compass Advisory Programs

WSLLC and WSFN make available to their respective clients the FundSource and Wachovia Compass Advisory Programs (hereinafter "Programs").[1] The Programs are investment advisory

[1] WSFN has entered into an agreement with WSLLC, pursuant to which WSLLC will provide sub-advisory and other services with respect to the Programs. WSFN, however, will act as an investment adviser and executing bro-

programs, wherein WSLLC or WSFN acts as an investment adviser and executing broker for any resulting securities transactions in their respective Program Clients' accounts. A Program Client, therefore, receives portfolio management, execution, asset allocation and administrative services for one "wrap fee" based on assets under management.

All Program Clients open and maintain a securities brokerage account at WSLLC or WSFN and are subject to WSLLC's or WSFN's respective account opening procedures, including execution of client agreements, new account forms, and other documentation. New Program accounts are subject to supervisory review and approval. All Program Clients also execute a FundSource or Wachovia Compass Advisory Client Agreement ("Client Agreement") as well as an Account Profile/Investment Policy Questionnaire specifying investment objectives and other required information. Program Clients also receive disclosures and brochures applicable to advisory clients and investment advisory programs. In the Client Agreement, each client gives either WSLLC or WSFN, as applicable, complete investment discretion to purchase or sell any security in a manner consistent with the client's investment objectives. WSLLC and WSFN disclose all fees charged for advisory and brokerage services, and each Program Client specifically agrees to these fees in the Client Agreement. The "wrap fee" includes charges for investment advisory services, brokerage commissions, custodian services, and the issuance of quarterly reports.

Program Clients Requests to Waive Receipt of Immediate Confirmations

Because Program Clients retain either WSLLC or WSFN as a fiduciary to manage their funds on a discretionary basis, some do not wish to receive immediate confirmation statements on a trade-by-trade basis. These clients are willing to expressly instruct WSLLC or WSFN, in writing, not to send immediate confirmation statements for trades in Program accounts.

WSLLC's and WSFN's Proposal

WSLLC and WSFN propose to confirm Program account transactions to their respective clients through the use of quarterly statements, which will contain the information otherwise required by Rule 10b-10(a) in lieu of delivering separate, trade-by-trade confirmations for each such transaction. In implementing this proposal, WSLLC and WSFN would do the following:

1. WSLLC and WSFN would provide all Program Clients, at or prior to account opening, and at least annually thereafter offer to provide, a brochure describing the products, services, and fees of the Programs, in accordance with Advisers Act Rule 204-3.

2. WSLLC and WSFN would develop a form of written or electronic consent that will be prominent, clear and easily understandable for Program Clients who request not to receive trade-by-trade confirmations and, in lieu thereof, receive a periodic statement that contains the same information that would have been in the trade-by-trade confirmation for each transaction. New Program Clients would elect to receive a periodic statement in lieu of trade-by-trade confirmations by initialing a

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ker for securities transactions in the accounts of its own Program Clients.

separate signature line specifically providing for such consent (or by executing a separate electronic consent to receive periodic statements in lieu of trade-by-trade confirmations), contained in the client's account opening documentation.

3. Program Clients electing not to receive trade-by-trade confirmations could later change their minds and request, for no additional cost, trade-by-trade confirmations for any transaction since the date of the last periodic statement, as well as for all subsequent transactions. WSLLC and WSFN would also inform their respective Program Clients that they could request, for no additional fee, trade-by-trade confirmations for previous transactions effected for up to a one-year period preceding the last periodic statement.

4. WSLLC and WSFN would send all information required by Rule 10b-10 to Program Clients in a periodic statement on at least a quarterly basis.

5. Program Clients would have access to either WSLLC's or WSFN's website, as applicable, and will be able to view, in no event later than the next business day after trade date (T+1), all information required by Rule 10b-10. Program Clients would also be able to obtain all information required by Rule 10b-10 either by telephoning their account representative or by requesting the trade-by-trade confirmation for the particular transaction.

6. WSLLC and WSFN would each continue to generate and send trade-by-trade confirmations to those Program Clients who do not elect to receive periodic statements in lieu of trade-by-trade confirmations.

7. WSLLC and WSFN would each also continue to generate and retain, in accordance with Exchange Act Rules 17a-3 and 17a-4, trade-by-trade confirmations for Program Clients who elect to receive periodic statements in lieu of trade-by-trade confirmations.

8. Neither WSLLC nor WSFN would require or request that their respective Program Clients elect not to receive trade-by-trade confirmations, but each would make information available on how such clients could make such an election. WSLLC and WSFN client communications would inform existing and new Program Clients about their ability to receive confirmations on a trade-by-trade basis or in periodic statements, but would not suggest which choice is better. Such client communications also would inform Program Clients that, if interested, they should contact a WSLLC or WSFN representative, as applicable, to obtain more information or to obtain a copy of a written or electronic consent to request a periodic statement in lieu of trade-by-trade confirmations. These client communications would not suggest that such an election is required for Program accounts or that the clients would incur additional costs if they did not elect to receive periodic statements in lieu of trade-by-trade confirmations.

9. Consistent with the wrap fee program concept of an all-inclusive fee, except in rare circumstances that would have been previously disclosed to Program Clients, neither WSLLC nor WSFN will charge Program Clients a mark-up, mark-down or commission for effecting transactions, and no Program Client would be charged a sales load in connection with transactions in mutual fund shares.[2]

Wachovia Securities believes it is appropriate for the Commission to grant the requested relief to permit WSLLC and WSFN to confirm client transactions in quarterly statements according to written client authorization as described in this letter. Under the terms of the proposed exemption, the Program Clients will be provided the investor protections contemplated by Rule 10b-10, without obligating such clients to receive trade-by-trade confirmations they do not want and have asked not to receive. Moreover, Wachovia Securities believes that the relief requested is consistent with the procedures authorized for other investment advisory programs.[3]

Should you have any further questions or require additional information, please feel free to contact either John Ayanian at 202.739.5946 or me at 202.739.5380. On behalf of Wachovia Securities, we appreciate the staff's consideration of this request.

Very truly yours,



Jack P. Drogin

cc: Brian A. Bussey
Matthew A. Daigler
Ignacio A. Sandoval

END

[2] In the event WSLLC or WSFN acts as principal in a transaction or charges a commission for effecting a transaction or a Program Client is charged a sales load in connection with a mutual fund transaction, the broker-dealer would send a trade-by-trade confirmation in connection with the transaction.

[3] *See e.g., Donaldson, Lufkin & Jenrette Securities Corporation* (August 21, 1997), *Scudder Investor Services, Inc.* (February 11, 1998), *Advest, Inc.* (July 19, 1999), *Sanford Bernstein & Co., LLC* (April 18, 2005), *Morgan Keegan & Co., Inc.* (April 21, 2005), and *Wachovia Securities* (August 15, 2006).